UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 20, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 19 July 2016 entitled ‘VODAFONE ANNOUNCES GROUP EXECUTIVE COMMITTEE CHANGES’

19 July 2016

VODAFONE ANNOUNCES GROUP EXECUTIVE COMMITTEE CHANGES

Vodafone Group today announced a number of changes to its Group Executive Committee.

•                  Vodafone UK Chief Executive Jeroen Hoencamp has been nominated as the Chief Executive of the proposed Vodafone-Liberty Global joint venture business in the Netherlands and has also been appointed as Chief Executive of Vodafone Netherlands, announced separately today.

•                  Vodafone Group Enterprise Chief Executive Nick Jeffery has been appointed as Chief Executive of Vodafone UK, succeeding Jeroen Hoencamp.

•                  Vodafone Egypt Chief Executive Ahmed Essam has been appointed as Chief Executive overseeing other European markets (Albania, Czech Republic, Greece, Ireland, Hungary, Malta, Portugal and Romania as well as Vodafone’s interest in the proposed Netherlands joint venture) at Group Executive-level. He will be succeeded as Vodafone Egypt Chief Executive by Stefano Gestaut (the Chief Executive of Vodafone’s Partner Markets business) as previously announced in June 2016.

Nick Jeffery will remain on the Group Executive Committee and Ahmed Essam will join the Committee. Both will report to Vodafone Group Chief Executive Vittorio Colao. A successor to Nick Jeffery will be announced in due course. All appointments are effective 1 September. Jeroen Hoencamp will stand down from the Group Executive Committee as he will report to an independent Board once the Netherlands merger completes.

Jeroen Hoencamp has led Vodafone’s UK business since September 2013 and was previously Chief Executive of Vodafone Ireland. Before that, he spent 12 years in a number of senior executive roles (including Sales Director and Enterprise Business Unit Director) with Vodafone Netherlands. Earlier in his career he worked in senior marketing and sales positions with Canon Southern Copy Machines, Inc. in the USA and Thorn EMI/Skala Home Electronics in The Netherlands. He is a former officer in the Royal Dutch Marine Corps.

Nick Jeffery has led Vodafone Group Enterprise since January 2013. He was previously appointed as Chief Executive of Cable & Wireless Worldwide after the company was acquired by Vodafone Group in 2012. Nick Jeffery joined Vodafone in 2004. He was appointed Chief Executive of Vodafone Global Enterprise - the Vodafone business now serving more than 1,700 multinational corporate customers - in 2006. He began his career with Cable & Wireless Plc (Mercury Communications) in 1991 and led the company’s UK and international markets business units.

Ahmed Essam was appointed Chief Executive of Vodafone Egypt in July 2014. He was previously the Commercial Director for Vodafone’s Africa, Middle East and Asia-Pacific region and has held a number of senior roles within Vodafone’s Group Commercial function. He joined Vodafone Egypt in 1999 and served in a number of local market senior leadership roles including Consumer Business Director and Customer Care Director.

Vodafone Group Chief Executive Vittorio Colao said: “Jeroen and Nick are two of the Group’s most experienced and proven senior executives with an extensive history of operational, strategic and fixed-mobile integration leadership. These appointments will further strengthen our Netherlands and UK businesses as our convergence strategy in those markets continues to gather pace. Ahmed has an outstanding track record in one of Vodafone’s most complex and challenging emerging markets businesses as well as in a number of senior commercial roles at Group level. I am delighted to welcome him to his new role on the Group Executive Committee.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 56 more, and fixed broadband operations in 17 markets. As of 31 March 2016, Vodafone had 462 million mobile customers and 13.4 million fixed broadband customers. For more information, please visit: www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 20, 2016	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary